

September 18, 2014

Via E-Mail
Mr. Brian Baker
Chief Financial Officer
Medical Action Industries, Inc.
500 Expressway Drive South
Brentwood, New York   11717

> **Re: Medical Action Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed June 16, 2014**
> **File No. 000-13251**

Dear Mr. Baker:

We have reviewed your response letter dated September 15, 2014 and filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, pages 27 and 28

1.   We note in your response to our prior comment 1 that the correct date for the prior auditor's report is June 14, 2012. Consequently, since the dates cited in both audit reports and the date in the consent of the prior auditor are incorrect, this appears to be more substantive than a typographical error. As previously requested, please ask your auditors to amend to correct the dates in both reports and revise the consent to be included in an amended Form 10-K for fiscal year ended March 31, 2014.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant